UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

ROTH CH ACQUISITION I CO.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

778675108
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 778675108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Byron Roth
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 384,650
	6	SHARED VOTING POWER 368,056(1)
	7	SOLE DISPOSITIVE POWER 384,650
	8	SHARED DISPOSITIVE POWER 368,056(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,706(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares beneficially owned by Roth Capital Partners, LLC (“Roth”).

CUSIP No. 778675108	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Roth CH Acquisition I Co.

(b)	Address of Issuer's Principal Executive Offices:

888 San Clemente Drive, Suite 400, Newport Beach, CA 92660

Item 2.

(a)	Name of Person Filing: Byron Roth

(b)	Address of Principal Business Office or if none, Residence:

c/o Roth CH Acquisition I Co.

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 778675108

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 752,706 shares

(b)	Percent of Class: 7.7%

The foregoing percentage is based on 9,828,000 shares of common stock outstanding as of February 3, 2021, as disclosed in the Registration Statement on Form S-4 filed with the SEC by Roth CH I Acquisition Co. Parent Corp. on February 3, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 384,650 shares

(ii)	shared power to vote or to direct the vote: 368,056 shares

(iii)	sole power to dispose or to direct the disposition of: 384,650 shares

(iv)	shared power to dispose or to direct the disposition of: 368,056 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

CUSIP No. 778675108	13G	Page 4 of 5 Pages

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 778675108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2021

/s/ Byron Roth
Byron Roth